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                              March 20, 2023

       Wanjun Yao
       Chief Executive Officer
       Tungray Technologies Inc.
       #02-01, 31 Mandai Estate,
       Innovation Place Tower 4,
       Singapore 729933

                                                        Re: Tungray
Technologies Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed March 7, 2023
                                                            File No. 333-270434

       Dear Wanjun Yao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2022 letter.

       Registration Statement on Form F-1

       Government Regulations
       PRC Regulation
       Regulations Relating to Overseas Listings and M&A, page 132

   1. We note your disclosure regarding the press conference held by the CSRC with respect to additional
clarifications regarding the Trial Measures. Please also include this disclosure
                                                        on the cover page to
the extent material.
 Wanjun Yao
FirstName  LastNameWanjun
Tungray Technologies  Inc. Yao
Comapany
March      NameTungray Technologies Inc.
       20, 2023
March2 20, 2023 Page 2
Page
FirstName LastName
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Senior Staff Accountant, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at (202) 344-5791 or Jan Woo, Legal Branch Chief, at (202 551-3453 with any other questions,



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Anna Jinhua Wang